FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.    Name and Address of Reporting Person*
               Paulson Capital Corp.
               811 SW Naito Parkway, Suite 200
               Portland, OR 97204

2.    Issuer Name and Ticker or Trading Symbol
               AdStar.com, Inc. (ADST)

3.    I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
               N/A

4.    Statement for Month/Year
               April, 2001

5.    If Amendment, Date of Original (Month/Year)


6.    Relationship of Reporting Person(s) to Issuer (Check all applicable)
               / /     *Director
               / /     *Officer (give title below)

                                 ---------------------------
               /X/    10% Owner
               / /    Other (specify below)N/A
                                 ---------------------------

7.    Individual or Joint/Group Filing (Check Applicable Line)
               /X/      Form filed by One Reporting Person
               /   /    Form filed by More than One Report Person

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
      Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.    Title of Security (Instr. 3)
               Common Stock

2.    Transaction Date(s) (Month/Day/Year)
               4/06/01

3.    Transaction Code (Instr. 8)
               Code:             P
               V:

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     Date         Amount(Shares)      (A) or (D)     Price per share
     ---------    --------------      ----------     ---------------
     4/06/01        200,000             (A)            (2)

5.    Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
                  1,219,778

6.    Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
                  D(1)

7.    Nature of Indirect Beneficial Ownership (Instr. 4)



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
      Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.    Title of Derivative Security (Instr. 3)
                  Common Stock Warrants

2.    Conversion or Exercise Price of Derivative Security
                  $1.07

3.    Transaction Date
                  4/06/01

4.    Transaction Code (Instr. 8)
                  Code:       P


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  (A)  100,000

6.    Date Exercisable and Expiration Date (Month/Day/Year)
                  Date Exercisable:  Immed
                  Expiration Date:   4/05/06

7.    Title and Amount of Underlying Securities (Instr. 3 and 4)
                  Common Stock  100,000 shares

8.    Price of Derivative Security (Instr. 5)
                  (2)

9.    Number of Derivative Securities Beneficially Owned at End of Month (Instr.
      4)
                  100,000

10.   Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr.
      4)
                  D

11.   Nature of Indirect Beneficial Ownership (Instr. 4)
                  N/A

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
Explanation of Responses:

(1) Reporting person may be deemed to be the beneficial owner of the securities pursuant to the rules and regulations of the Securities and Exchange Commission. The securities are held by the reporting person and by Paulson Investment Company, Inc., a wholly owned subsidiary of reporting person.
(2) The reported securities are included within 100,000 Units purchased by the reporting person for $1 per Unit. Each unit consists of 2 shares of common stock and one warrant to purchase 1 share of common stock.

                           Paulson Capital Corp.

                           By:  /s/CHESTER L. F. PAULSON             May 9, 2001
                           --------------------------------          -----------
                           ** Signature of Reporting Person              Date
                              Chester L. F. Paulson

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


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